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                             May 30, 2023

       Gina Goetter
       Chief Financial Officer
       HASBRO, INC.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: HASBRO, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 25, 2022
                                                            Filed February 22,
2023
                                                            Form 8-K Furnished
February 16, 2023
                                                            File No. 001-06682

       Dear Gina Goetter:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Furnished February 16, 2023

       Exhibit 99.1

   1. We note that several of your non-GAAP measures adjust for the Operational Excellence charges which include
transformation office and consultant fees. Additionally, please further explain the
other employee charges associated with your cost savings initiatives.
                                                        Please tell us your
consideration of whether the costs relate to normal, recurring, cash operating expenses of
the Company. The comment also applies to the earnings release furnished on April 27,
2023 and other public disclosures, such as investor
                                                        presentations. Refer to
Question 100.01 of the Staff's Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
   2. We note your reconciliations of the non-GAAP measure, adjusted EBITDA for Consumer
                                                        Products, Wizards of
the Coast and Digital Gaming, and Entertainment, use operating
 Gina Goetter
FirstName
HASBRO, LastNameGina Goetter
           INC.
Comapany
May        NameHASBRO, INC.
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
         profit as the starting point for reconciling the respective adjusted EBITDA. Please refer to
         Question 103.02 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP
         Financial Measures and modify your reconciliations accordingly. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations.
3. We note that several of your non-GAAP measures adjust for the amortization of acquired intangible assets. Please revise to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. The comment also applies to the earnings release furnished on April
         27, 2023 and other public disclosures, such as investor presentations. Form 10-K for the Fiscal Year Ended December 25, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Information, page 59

4. We note your disclosure that the Company paused all shipments and new content distribution into Russia, and the impact to the Company's operating results includes a loss of revenue and operating profit. Please quantify and disclose the decreases in revenue and operating profit, if material.
(19) Restructuring Actions, page 117

5. We note your disclosures regarding Blueprint 2.0 and Operational Excellence Charges on
         page 78 and the Restructuring Actions on page 117. Please expand your note disclosure regarding the restructuring actions to provide the expected completion date, the total amount expected to be incurred for each major type of cost associated with the activity, and the required segment disclosures as applicable. Refer to ASC 420-10-50-1 and SAB
         Topic 5.P.4, or tell us why you believe these disclosures are not required. Additionally, tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. Refer to Item 303(b)(1) of Regulation
         S-K.
Notes to Consolidated Financial Statements
(21) Segment Reporting, page 120

6. We note your disclosure that your segment performance is measured at the operating profit level. We also note your information by segment and reconciliations. Please expand your reconciliation to separately quantify and describe the nature of each significant reconciling item. Refer to ASC 280-10-50-31.
Exhibits 31.1 Certification of the Interim Chief Executive Officer Pursuant to Rule 13a-14(a)
under the Securities Exchange Act of 1934, page X-31

7. We note that paragraph 1 of Exhibit 31.1, certification of your Principal Executive
 Gina Goetter
HASBRO, INC.
May 30, 2023
Page 3
         Officer, refers to the    quarterly report on Form 10-K.    Please
revise to refer to the
         appropriate periodic report. The comment also applies to Exhibit 31.2, certification of
         your Principal Financial Officer that refers to the    quarterly
report on Form 10-K   .
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at
(202) 551-
3777 with any questions.



FirstName LastNameGina Goetter                                 Sincerely,
Comapany NameHASBRO, INC.
                                                               Division of
Corporation Finance
May 30, 2023 Page 3                                            Office of
Manufacturing
FirstName LastName